B-Boy's Family BBQ LLC Small Business Bond™

Bond Terms:

Bond Yield: 7.5%
Target Raise Amount: $100,000
Offering End Date: Feb 14, 2022

Repayment Period: 5 years (60 months)
Minimum Raise Amount: $25,000

Company Details:

Name: B-Boy's Family BBQ LLC
Founded: 2019
Address: 125 Panorama Way
Brentwood, CA 94513

Industry: Caterers
Employees: 1
Website:  https://www.bboysfamilybbq.com/

Use of Funds Allocation:

If the maximum raise is met:

$55,000 (55.0%) – Purchase a catering truck

$41,500 (41.5%) – Working capital

$3,500 (3.5%) – SMBX's capital raise fee

Social:

Instagram: 737 followers
Facebook: 739 followers





Business Metrics:

	YTD 9/30/21
Total Assets	$11,836
Cash & Cash Equivalents	$11,411
Accounts Receivable	$0
Short-term Debt	$0
Long-term Debt	$0
Revenues / Sales	$20,556
Cost of Goods Sold	$6,742
Taxes & licenses	$0
Net Income	$7,125

About:

B-Boy's Family BBQ is a Black-owned family business that all started with some weekend get-togethers over the grill. Before long enough, grill master Brian Brown, his wife & two daughters knew they had something special cooking, and have been serving slabs of meat ever since!

For more information, contact our Customer Support Team at support@thesmbx.com

